SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Motus GI Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

62014P108
(CUSIP Number)

Samuel A. Waxman
Paul Hastings LLP

200 Park Avenue

New York, NY 10166

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62014P108

1.	Names of reporting persons Orchestra BioMed, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,000,000
	8.	Shared voting power 0
	9.	Sole dispositive power 2,000,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.8%
14.	Type of reporting person (see instructions) CO

Page 2 of 14 Pages

CUSIP No. 62014P108

1.	Names of reporting persons. Orchestra MOTUS Co-Investment Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,229,104 (1) (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,229,104 (1) (2)
11.	Aggregate amount beneficially owned by each reporting person 1,229,104 (1) (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.8%
14.	Type of reporting person (see instructions) OO

(1)	Includes 69,136 shares of common stock, par value $0.0001 per share (“Common Stock”), of Motus GI Holdings, Inc. (the “Issuer”) issuable upon exercise of warrants to purchase Common Stock at an exercise price of $5.00 per share (the “Exchange Warrants”).
(2)	Excludes 115,997 shares of Common Stock issuable upon exercise of warrants (the “Ten Percent Warrants”) issued pursuant to the Issuer’s Amendment to the Registration Rights Agreement, dated November 9, 2017, which Ten Percent Warrants are not exercisable within 60 days of this Schedule 13D.

Page 3 of 14 Pages

CUSIP No. 62014P108

1.	Names of reporting persons. David P. Hochman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 170,500 (1)
	8.	Shared voting power 1,582,584 (2)
	9.	Sole dispositive power 170,500 (1)
	10.	Shared dispositive power 1,582,584 (2)
11.	Aggregate amount beneficially owned by each reporting person 1,753,084 (1) (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.2%
14.	Type of reporting person (see instructions) IN

(1)	Includes 87,500 shares of Common Stock issuable upon the exercise of stock options. Excludes (a) 87,500 shares of Common Stock issuable upon the exercise of stock options and (b) 300 shares of Common Stock issuable upon exercise of Ten Percent Warrants directly held by David P. Hochman, each of which are not exercisable within 60 days of this Schedule 13D.
(2)	Includes (a) 108,838 shares of Common Stock issuable upon exercise of Exchange Warrants held by Orchestra Medical Ventures II, L.P. (“OMV II”) and (b) 69,136 shares of Common Stock issuable upon exercise of Exchange Warrants held by Orchestra MOTUS Co-Investment Partners, LLC (“OMCP”). Excludes (y) 106,980 shares of Common Stock issuable upon exercise of Ten Percent Warrants held by OMV II and (z) 115,997 shares of Common Stock issuable upon exercise of Ten Percent Warrants held by OMCP, each of which are not exercisable within 60 days of this Schedule 13D.

Page 4 of 14 Pages

CUSIP No. 62014P108

1.	Names of reporting persons. Darren R. Sherman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 59,000 (1)
	8.	Shared voting power 1,582,584 (2)
	9.	Sole dispositive power 59,000 (1)
	10.	Shared dispositive power 1,582,584 (2)
11.	Aggregate amount beneficially owned by each reporting person 1,641,584 (1) (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.4%
14.	Type of reporting person (see instructions) IN

(1)	Includes 50,000 shares of Common Stock issuable upon the exercise of stock options. Excludes (a) 50,000 shares of Common Stock issuable upon the exercise of stock options and (b) 300 shares of Common Stock issuable upon exercise of Ten Percent Warrants directly held by Darren R. Sherman, each of which are not exercisable within 60 days of this Schedule 13D.
(2)	Includes (a) 108,838 shares of Common Stock issuable upon exercise of Exchange Warrants held by OMV II and (b) 69,136 shares of Common Stock issuable upon exercise of Exchange Warrants held by OMCP. Excludes (y) 106,980 shares of Common Stock issuable upon exercise of Ten Percent Warrants held by OMV II and (z) 115,997 shares of Common Stock issuable upon exercise of Ten Percent Warrants held by OMCP, each of which are not exercisable within 60 days of this Schedule 13D.

Page 5 of 14 Pages

CUSIP No. 62014P108

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Motus GI Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1301 East Broward Boulevard, 3rd Floor, Ft. Lauderdale, FL 33301.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by:
●	Orchestra BioMed, Inc., a Delaware corporation (“OBIO”);

●	Orchestra MOTUS Co-Investment Partners, LLC, a Delaware limited liability company (“OMCP”);

●	David P. Hochman, a director of the Issuer (“Hochman”); and

●	Darren R. Sherman, a director of the Issuer (“Sherman”).

The foregoing persons are referred to herein collectively as the “Reporting Persons”.

OBIO directly holds shares of Common Stock. Hochman, Sherman and Geoffrey W. Smith (“Smith”) are the directors of OBIO.

Ascent Biomedical Ventures II, L.P. (“ABV II”) and Ascent Biomedical Ventures Synecor, L.P. (“ABV Synecor”) each directly holds shares of Common Stock. ABV, LLC serves as general partner to ABV II and ABV Synecor. Smith and Steve Hochberg (“Hochberg”) are the managing members of ABV, LLC.

OMCP directly holds shares of Common Stock. Orchestra Medical Ventures, LLC (“OMV LLC”) serves as managing member to OMCP. Hochman and Sherman are the managing partners of OMV LLC.

Orchestra Medical Ventures II, L.P. (“OMV II”) and Orchestra Medical Ventures II Reserve, L.P. (“OMV Reserve”) each directly holds shares of Common Stock. Orchestra Medical Ventures II GP, LLC (“OMV GP”) serves as general partner to OMV II and OMV Reserve. Hochman and Sherman are the managing members of OMV GP.

Accelerated Technologies, Inc. (“ATI”) directly holds shares of Common Stock.

Hochman and Sherman jointly exercise dispositive and voting power over the shares of Common Stock owned by each OMV II, OMCP, OMV Reserve, and ATI.

Smith and Hochberg jointly exercise dispositive and voting power over the shares of Common Stock owned by each ABV II and ABV Synecor.

Hochman, Sherman, and Smith jointly exercise dispositive and voting power over the shares of Common Stock owned by OBIO.

(b)	The address of the principal office or business address, as applicable, for each of the Reporting Persons is 150 Union Square Drive, New Hope, PA 18938.

Page 6 of 14 Pages

CUSIP No. 62014P108

(c)	The principal business of OBIO and OMCP is as follows:
●	OBIO is a therapeutic device company focused on the development and commercialization of high impact, data-driven, transformational solutions for targeted high value unmet medical needs.

●	OMCP is a special purpose entity set up to invest in the securities of the Issuer prior to its initial public offering (the “IPO”). OMV LLC serves as managing member to OMCP. Hochman and Sherman are the managing partners of OMV LLC. OMV LLC is an investment firm managing funds whose principal holdings are securities of OBIO and the Issuer. The principal office address of OMV LLC is 150 Union Square Drive, New Hope, PA 18938.

The present principal occupation or employment of each of Hochman and Sherman and the name, principal business and address of any corporation of other organization in which such employment is conducted are as follows:

●	Hochman is the Chief Executive Officer of and Chairman of the board of OBIO. Hochman also is a Managing Partner of OMV LLC.

●	Sherman is President, Chief Operating Officer and Director of OBIO. He also is a Managing Partner of OMV LLC.

(d)	None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

For information required for this Item 2 by Instruction C to Schedule 13D with respect to the executive officers and directors of OBIO other than Hochman and Sherman (collectively, the “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference. The persons for whom information is required for this Item 2 by Instruction C to Schedule 13D with respect to OMCP are Hochman and Sherman, whose information is provided in this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 4 is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Pursuant to a share purchase agreement, dated January 22, 2018, by and among OBIO, OMV II and ABV II, OBIO issued 2,000,000 shares of its Series A Preferred Stock in exchange for (a) 1,000,000 shares of Common Stock of the Issuer from OMV II and (b) 1,000,000 shares of Common Stock of the Issuer from ABV II.

Page 7 of 14 Pages

CUSIP No. 62014P108

The Reporting Persons acquired the Issuer’s securities for investment purposes, and such purposes were made in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Issuer’s securities at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Issuer’s securities, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Issuer’s securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of the Issuer’s securities or dispose of all or some of the Issuer’s securities beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

The information in Item 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 15,645,755 shares of Common Stock outstanding as of May 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2018.

For information relating to the beneficial ownership of Common Stock by the Covered Persons, reference is made to Schedule I annexed hereto and incorporated herein by reference.

Page 8 of 14 Pages

CUSIP No. 62014P108

(c)	The Reporting Persons and the Covered Persons effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons and the Covered Persons in the sixty (60) days preceding the date of this Schedule 13D.

Name	Nature of Transaction	Date	Number of Shares	Weighted Average Price Per Share
Hochman	Contribution to DPH 2008 Trust	5/02/2018	75,000	(1)
Sherman	Open Market Purchase	5/17/2018	1,000	$5.55
DPH 2008 Trust (1)	Open Market Purchase	5/17/2018	5,000	$5.49
OBIO/Hochman/Sherman	Exchange	5/31/2018	1,000,000	(2)
OBIO/Smith	Exchange	5/31/2018	1,000,000	(3)

(1) Hochman retains voting and dispositive power over the shares held by the DPH 2008 Trust.

(2) OBIO issued 1,000,000 shares of its Series A Preferred Stock to OMV II in exchange for 1,000,000 shares of Common Stock of the Issuer from OMV II. Hochman and Sherman jointly exercise dispositive and voting power over the shares of Common Stock owned by OMV II.

(3) OBIO issued 1,000,000 shares of its Series A Preferred Stock to ABV II in exchange for 1,000,000 shares of Common Stock of the Issuer from ABV II. Smith and Hochberg jointly exercise dispositive and voting power over the shares of Common Stock owned by ABV II.

(d)	Other than the Reporting Persons and Covered Persons with respect to Common Stock beneficially owned by them, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Exchange Warrants

OMCP, OMV II, ABV II and ABV Synecor each own exchange warrants (the “Exchange Warrants”), which are exercisable for Common Stock at an exercise price equal to $5.00 per share. The Exchange Warrants are exercisable immediately upon issuance and have a five year term, and provide for cashless exercise. The Exchange Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Exchange Warrants. No fractional shares will be issued upon the exercise of the Exchange Warrants.

The foregoing description of the Exchange Warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of the Exchange Warrant received by each of the Reporting Persons, a copy of which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Page 9 of 14 Pages

CUSIP No. 62014P108

Ten Percent Warrants

Pursuant to the Amendment to the Registration Rights Agreement (defined below), the Issuer issued warrants to certain of its then-existing Series A Convertible Preferred Stock holders (including Hochman, Sherman, OMCP, OMV II, ABV II and ABV Synecor) to purchase an aggregate of 1,095,682 shares of Common Stock (the “Ten Percent Warrants”). The Ten Percent Warrants are exercisable for the Common Stock at an exercise price of $5.00, which was the public offering price per share in the IPO. The Ten Percent Warrants are exercisable any time on or after 180 days after February 16, 2018, which was the completion date of the IPO, have a five year term, and provide for cashless exercise. No fractional shares will be issued upon the exercise of the Ten Percent Warrants.

The foregoing description of the Ten Percent Warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of the Ten Percent Warrant received by each of the Reporting Persons, a copy of which is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

Registration Rights Agreement

In connection with the Issuer’s private placement offering of units conducted from December 2016 to February 2017 (the “2017 Private Placement”), each of the Reporting Persons entered into a registration rights agreement, dated as of December 22, 2016 (the “Registration Rights Agreement”), with the Issuer, which was amended by the amendment to the registration rights agreement, dated as of November 9, 2017 (the “Amendment to the Registration Rights Agreement”), by and among the Issuer and certain stockholders party thereto. Pursuant to the Registration Rights Agreement, as amended, the Issuer may be required to file with the SEC, 225 days after February 16, 2018 which is the completion date of the IPO, a registration statement (the “Resale Registration Statement”) covering the resale of the shares of the common stock held by the Reporting Persons issued in the 2017 Private Placement (the “Investor Shares”), as well as the shares of the common stock underlying the Series A Convertible Preferred Stock (all of which were converted into shares of Common Stock upon the consummation of the IPO) issued in the 2017 Private Placement (together with the Investor Shares, the “Registrable Securities”).

The foregoing description of the Registration Rights Agreement and the Amendment to the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement and the Amendment to the Registration Rights Agreement, copies of which are filed as Exhibits 4 and 5, respectively, to this Schedule 13D and are incorporated by reference herein.

Lock-Up Agreements

Each of the Reporting Persons, ABV II, and ABV Synecor has agreed to a lock-up period (the “2017 Private Placement Lock-Up Agreement”), subject to certain exceptions, ending twelve (12) months following February 13, 2018, the effective date of the Issuer’s registration statement, without the Issuer’s prior written consent and the prior written consent of Aegis Capital Corp., in its capacity as the placement agent. During such lock-up period, each of the Reporting Persons, ABV II, and ABV Synecor agreed that he/she/it will not (a) offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or (b) transfer title to any shares of the Common Stock acquired prior to the 2017 Private Placement, which includes any shares of the Common Stock acquired upon the exercise of any warrants acquired prior to the 2017 Private Placement.

Page 10 of 14 Pages

CUSIP No. 62014P108

Each of the Reporting Persons, ABV II, and ABV Synecor has agreed with the underwriters of the IPO (the “IPO Lock-Up Agreement”), subject to certain exceptions, not to dispose of or hedge any of their shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock (except for shares of Common Stock acquired in the IPO or in the open market subsequent to the IPO) for a period through the date 180 days after February 13, 2018, except with the prior written consent of Piper Jaffray & Co., as the representatives of the underwriters. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the IPO Lock-Up Agreement, the representatives may consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

The foregoing description of the 2017 Private Placement Lock-Up Agreement and the IPO Lock-Up Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the forms of the 2017 Private Placement Lock-Up Agreement and the IPO Lock-Up Agreement, copies of which are filed as Exhibits 6 and 7, respectively, to this Schedule 13D and are incorporated by reference herein.

Joint Filing Agreement

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ and Covered Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the Covered Persons and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated as of June 11, 2018, by and among the Reporting Persons
2	Form of the Exchange Warrant
3	Form of the Ten Percent Warrant (incorporated by reference to Exhibit 4.9 to the Issuer's Form S-1 filed with the SEC on January 5, 2018)
4	Registration Rights Agreement, dated as of December 22, 2016, by and among the Issuer and the other parties thereto
5	Amendment to the Registration Rights Agreement, dated as of November 9, 2017, by and among the Issuer and certain holders of the Issuer’s Series A Preferred Stock and Common Stock signatory thereto
6	Form of the 2017 Private Placement Lock-Up Agreement
7	Form of the IPO Lock-Up Agreement (incorporated by reference to Exhibit A of the Underwriting Agreement, which is Exhibit 1.1 to the Issuer's Form S-1/A filed with the SEC on January 31, 2018)

Page 11 of 14 Pages

SCHEDULE 13D

CUSIP No. 62014P108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 11, 2018

ORCHESTRA MOTUS CO-INVESTMENT PARTNERS, LLC			ORCHESTRA BIOMED, INC.

By: Orchestra Medical Ventures, LLC, its Managing Member

	By:	/s/ David P. Hochman	By:	/s/ David P. Hochman
		David P. Hochman		David P. Hochman
		Managing Partner		Chief Executive Officer and Chairman of the Board

DAVID P. HOCHMAN			DARREN R. SHERMAN

By:	/s/ David P. Hochman		By:	/s/ Darren R. Sherman
	David P. Hochman			Darren R. Sherman

Page 12 of 14 Pages

CUSIP No. 62014P108	Schedule I to Schedule 13D

Information with respect to Persons Covered Under Instruction C to Schedule 13D

Item 2. Identity and Background.

Capitalized terms in this Schedule I have the meanings assigned to them in the Schedule 13D to which this Schedule I is attached. The following table sets forth as to each of the Covered Persons: (a) his/her name, (b) his/her residence or business address and (c) his/her present principal occupation or employment and the name, principal business and address of any corporation of other organization in which such employment is conducted.

Name	Residence or Business Address	Present Principal Occupation (“PPO”)	Name, Principal Business and Address of PPO
Yuval Mika, Ph.D.	150 Union Square Drive New Hope, PA 18938	CEO of BackBeat Medical, Inc., a Delaware corporation	BackBeat Medical, Inc. 150 Union Square Drive New Hope, PA 18938 BackBeat Medical, Inc. is a medical device company.
Geoffrey W. Smith	11 Times Square, Suite 1500A New York, NY 10036	Managing Partner of Digitalis Ventures, LLC, a Delaware limited liability company

Digitalis Ventures, LLC
11 Times Square, Suite 1500A
New York, NY 10036

Digitalis Ventures is a venture capital firm that invests in fundamental new ideas in math and science to address complex health problems.

(d) None of the Covered Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Covered Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship for each of the Covered Persons is United States.

Page 13 of 14 Pages

CUSIP No. 62014P108	Schedule I to Schedule 13D

Item 5.	Interest in Securities of the Issuer.

(a)-(b). The following table sets forth information relating to the beneficial ownership of Common Stock by the Covered Persons. The percentages set forth below are calculated based upon 15,645,755 shares of Common Stock outstanding as of May 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2018.

Name	Aggregate Amount of Shares of Common Stock Beneficially Owned	Percentage of Class Represented by Aggregate Shares Beneficially Owned (1)	Number of Shares Beneficially Owned with Sole Voting Power	Number of Shares Beneficially Owned with Shared Voting Power	Number of Shares Beneficially Owned with Sole Dispositive Power	Number of Shares Beneficially Owned with Shared Dispositive Power
Yuval Mika, Ph.D.	0	0.0%	0	0	0	0
Geoffrey W. Smith	1,386,889 (2) (3)	8.8%	0	1,386,889 (2) (3)	0	1,386,889 (2) (3)

(1) The percentages are calculated based upon 15,645,755 shares of Common Stock outstanding as of May 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2018.

(2) Includes (a) 156,734 shares of Common Stock issuable upon exercise of Exchange Warrants, held by ABV II and (b) 27,433 shares of Common Stock issuable upon exercise of Exchange Warrants, held by ABV Synecor.

(3) Excludes (a) 159,149 shares of Common Stock issuable upon exercise of Ten Percent Warrants held by ABV II and (b) 61,125 shares of Common Stock issuable upon exercise of Ten Percent Warrants held by ABV Synecor, each of which are not exercisable within 60 days of this Schedule 13D.

Page 14 of 14 Pages

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

This joint filing agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referenced to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

DATE: June 11, 2018

ORCHESTRA MOTUS CO-INVESTMENT PARTNERS, LLC			ORCHESTRA BIOMED, INC.

By: Orchestra Medical Ventures, LLC, its Managing Member

	By:	/s/ David P. Hochman	By:	/s/ David P. Hochman
		David P. Hochman		David P. Hochman
		Managing Partner		Chief Executive Officer and Chairman of the Board

DAVID P. HOCHMAN			DARREN R. SHERMAN

By:	/s/ David P. Hochman		By:	/s/ Darren R. Sherman
	David P. Hochman			Darren R. Sherman

Exhibit 2

Warrant Certificate No. ___

NEITHER THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES ISSUABLE UPON THE EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS.

Effective Date: [ ], 2016	Void After: [ ], 2021

MOTUS GI HOLDINGS, INC.

REPLACEMENT WARRANT TO PURCHASE COMMON STOCK

Motus GI Holdings, Inc., a Delaware corporation (the “Company”), for value received on [  ], 2016 (the “Effective Date”), hereby issues to [  ] (the “Holder” or “Warrant Holder”) this Replacement Warrant (the “Warrant”) to purchase, [  ] shares (each such share as from time to time adjusted as hereinafter provided being a “Warrant Share” and all such shares being the “Warrant Shares”) of the Company’s Common Stock (as defined below), at the Exercise Price (as defined below), as adjusted from time to time as provided herein, on or before [  ], 2021 [5 year anniversary of first closing] (the “Expiration Date”), all subject to the following terms and conditions. This Warrant is one of a series of warrants of like tenor that have been issued in connection with that certain Share Exchange Agreement, dated December 1, 2016 (the “Exchange Agreement”), by and among the Company, Motus GI Medical Technologies Ltd., an Israeli Corporation (“Motus”), the stockholders of Motus, Orchestra Medical Ventures II, L.P., as Stockholder Representative, and Altshuler Shaham Trusts Ltd, as ESOP Trustee, and that certain Convertible Notes Agreement, dated June 9, 2015, as amended (the “Convertible Notes Agreement”) by and among Motus and each Purchaser (as defined in the Convertible Notes Agreement) and Additional Purchaser (as defined in the Convertible Notes Agreement).

As used in this Warrant, (i) “Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in the City of New York, New York, are authorized or required by law or executive order to close; (ii) “Common Stock” means the common stock of the Company, par value $0.0001 per share, including any securities issued or issuable with respect thereto or into which or for which such shares may be exchanged for, or converted into, pursuant to any stock dividend, stock split, stock combination, recapitalization, reclassification, reorganization or other similar event; (iii) “Exercise Price” means $5.00 per share of Common Stock, subject to adjustment as provided herein; (iv) “Trading Day” means any day on which the Common Stock is traded (or available for trading) on its principal trading market; (v) “Affiliate” means any person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, a person, as such terms are used and construed in Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and (vi) “Warrantholders” means the holders of Warrants issued pursuant to the Exchange Agreement and the Convertible Notes Agreement.

1.	DURATION AND EXERCISE OF WARRANTS

(a)       Exercise Period. The Holder may exercise this Warrant in whole or in part on any Business Day on or before 5:00 P.M., Eastern Time, on the Expiration Date, at which time this Warrant shall become void and of no value.

(b)	Exercise Procedures.

(i)           While this Warrant remains outstanding and exercisable in accordance with Section 1(a), in addition to the manner set forth in Section 1(b)(ii) below, the Holder may exercise this Warrant in whole or in part at any time and from time to time by:

(A)       delivery to the Company of a duly executed copy of the Notice of Exercise attached as Exhibit A;

(B)       surrender of this Warrant to the Secretary of the Company at its principal offices or at such other office or agency as the Company may specify in writing to the Holder; and

(C)       payment of the then-applicable Exercise Price per share multiplied by the number of Warrant Shares being purchased upon exercise of the Warrant (such amount, the “Aggregate Exercise Price”) made in the form of cash, or by certified check, bank draft or money order payable in lawful money of the United States of America or in the form of a Cashless Exercise to the extent permitted in Section 1(b)(ii) below.

(ii)           In addition to the provisions of Section 1(b)(i) above, if a registration statement covering the Warrant Shares that are the subject of the Notice of Exercise (the “Unavailable Warrant Shares”), or an exemption from registration, is not available for the resale of such Unavailable Warrant Shares, the Holder may, in its sole discretion, exercise all or any part of the Warrant in a “cashless” or “net-issue” exercise (a “Cashless Exercise”) by delivering to the Company (1) the Notice of Exercise and (2) the original Warrant, pursuant to which the Holder shall surrender the right to receive upon exercise of this Warrant, a number of Warrant Shares having a value (as determined below) equal to the Aggregate Exercise Price, in which case, the number of Warrant Shares to be issued to the Holder upon such exercise shall be calculated using the following formula:

with:	X = the number of Warrant Shares to be issued to the Holder

Y = the number of Warrant Shares with respect to which the Warrant is being exercised

A = the fair value per share of Common Stock on the date of exercise of this Warrant

B = the then-current Exercise Price of the Warrant

Solely for the purposes of this paragraph, “fair value” per share of Common Stock shall mean the average Closing Price (as defined below) per share of Common Stock for the twenty (20) trading days immediately preceding the date on which the Notice of Exercise is deemed to have been sent to the Company. “Closing Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on the New York Stock Exchange, the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market or any other national securities exchange, the closing price per share of the Common Stock for such date (or the nearest preceding date) on the primary eligible market or exchange on which the Common Stock is then listed or quoted; (b) if prices for the Common Stock are then quoted on the OTC Bulletin Board or any tier of the OTC Markets, the closing bid price per share of the Common Stock for such date (or the nearest preceding date) so quoted; or (c) if prices for the Common Stock are then reported in the “Pink Sheets” published by the National Quotation Bureau Incorporated (or a similar organization or agency succeeding to its functions of reporting prices), the most recent closing bid price per share of the Common Stock so reported. If the Common Stock is not publicly traded as set forth above, the “fair value” per share of Common Stock shall be reasonably and in good faith determined by the Board of Directors of the Company as of the date which the Notice of Exercise is deemed to have been sent to the Company.

Notwithstanding the foregoing, provided that a registration statement (including any post-effective amendment) covering the resale of the Warrant Shares by the Holder has (x) been declared effective by the SEC and (y) has been effective for an aggregate period of one year, any Cashless Exercise right hereunder shall thereupon terminate.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for such shares shall be deemed to have commenced, on the date this Warrant was originally issued.

(iii)       Upon the exercise of this Warrant in compliance with the provisions of this Section 1(b), and except as limited pursuant to the last paragraph of Section 1(b)(ii), the Company shall promptly issue and cause to be delivered to the Holder a certificate for the Warrant Shares purchased by the Holder. Each exercise of this Warrant shall be effective immediately prior to the close of business on the date (the “Date of Exercise”) that the conditions set forth in Section 1(b) have been satisfied, as the case may be. On the first Business Day following the date on which the Company has received each of the Notice of Exercise and the Aggregate Exercise Price (or notice of a Cashless Exercise in accordance with Section 1(b)(ii)) (the “Exercise Delivery Documents”), the Company shall transmit an acknowledgment of receipt of the Exercise Delivery Documents to the Company’s transfer agent (the “Transfer Agent”). On or before the third Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the “Share Delivery Date”), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Notice of Exercise, a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares.

(iv)       If the Company shall fail for any reason or for no reason to issue to the Holder, within three (3) Business Days of receipt of the Exercise Delivery Documents, a certificate for the number of shares of Common Stock to which the Holder is entitled and register such shares of Common Stock on the Company’s share register or to credit the Holder’s balance account with DTC for such number of shares of Common Stock to which the Holder is entitled upon the Holder’s exercise of this Warrant, and if on or after such Business Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of shares of Common Stock issuable upon such exercise that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Buy-In Amount”) plus the amount paid by the Holder to the Company as the exercise price for the Warrant Shares exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock, and paid the Company $5,000 as the exercise price, the Holder’s cash outlay would be a total of $16,000; and if the aggregate sales price of the shares giving rise to such Buy-In obligation was $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $6,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

(c)       Partial Exercise. This Warrant shall be exercisable, either in its entirety or, from time to time, for part only of the number of Warrant Shares referenced by this Warrant. If this Warrant is submitted in connection with any exercise pursuant to Section 1 and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the actual number of Warrant Shares being acquired upon such an exercise, then the Company shall as soon as practicable and in no event later than five (5) Business Days after any exercise and at its own expense, issue a new Warrant of like tenor representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised.

(d)       Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 16.

2.	ISSUANCE OF WARRANT SHARES

(a)       The Company covenants that all Warrant Shares will, upon issuance in accordance with the terms of this Warrant, be (i) duly authorized, fully paid and non-assessable, and (ii) free from all liens, charges and security interests, with the exception of claims arising through the acts or omissions of any Holder and except as arising from applicable Federal and state securities laws.

(b)       The Company shall register this Warrant upon records to be maintained by the Company for that purpose in the name of the record holder of such Warrant from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner thereof for the purpose of any exercise thereof, any distribution to the Holder thereof and for all other purposes.

(c)       The Company will not, by amendment of its certificate of incorporation, by-laws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all action necessary or appropriate in order to protect the rights of the Holder to exercise this Warrant, or against impairment of such rights.

3.	ADJUSTMENTS OF EXERCISE PRICE, NUMBER AND TYPE OF WARRANT SHARES

(a)       The Exercise Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 3; provided, that notwithstanding the provisions of this Section 3, the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all amounts of Common Stock that have been reserved for issue upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially best efforts to obtain the necessary stockholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this Section 3.

(i)       Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Warrant Shares shall be proportionately increased, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares shall be proportionately decreased. The Exercise Price and the Warrant Shares, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this Section 3(a)(i).

(ii)      Dividends in Stock, Property, Reclassification. If at any time, or from time to time, all of the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefore:

(A)       any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B)       additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of Section 3(a)(i) above), then and in each such case, the Exercise Price and the number of Warrant Shares to be obtained upon exercise of this Warrant shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of this Warrant, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefor, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Exercise Price and the Warrant Shares, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this Section 3(a)(ii).

(iii)       Reorganization, Reclassification, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities, or other assets or property (an “Organic Change”), then, as a condition of such Organic Change, lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Warrant) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by this Warrant. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of shares purchasable and receivable upon the exercise of this Warrant) shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company will not affect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares for securities, cash, or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise this Warrant during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law.

(b)       Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 3, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder of this Warrant a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the Warrant.

(c)       Certain Events. If any event occurs as to which the other provisions of this Section 3 are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Warrant in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Warrant in accordance with the basic intent and principles of such provisions, then the Company’s Board of Directors will, in good faith, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this Section 3(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 3.

4.	[INTENTIONALLY OMITTED]

5.	TRANSFERS AND EXCHANGES OF WARRANT AND WARRANT SHARES

(a)       Registration of Transfers and Exchanges. Subject to Section 5(c), upon the Holder’s surrender of this Warrant, with a duly executed copy of the Form of Assignment attached as Exhibit B, to the Secretary of the Company at its principal offices or at such other office or agency as the Company may specify in writing to the Holder, the Company shall register the transfer of all or any portion of this Warrant. Upon such registration of transfer, the Company shall issue a new Warrant, in substantially the form of this Warrant, evidencing the acquisition rights transferred to the transferee and a new Warrant, in similar form, evidencing the remaining acquisition rights not transferred, to the Holder requesting the transfer.

(b)       Warrant Exchangeable for Different Denominations. The Holder may exchange this Warrant for a new Warrant or Warrants, in substantially the form of this Warrant, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder, each of such new Warrants to be dated the date of such exchange and to represent the right to purchase such number of Warrant Shares as shall be designated by the Holder. The Holder shall surrender this Warrant with duly executed instructions regarding such re- certification of this Warrant to the Secretary of the Company at its principal offices or at such other office or agency as the Company may specify in writing to the Holder.

(c)       Restrictions on Transfers. This Warrant may not be transferred at any time without (i) registration under the Securities Act or (ii) an exemption from such registration and a written opinion of legal counsel addressed to the Company that the proposed transfer of the Warrant may be effected without registration under the Securities Act, which opinion will be in form and from counsel reasonably satisfactory to the Company.

(d)       Permitted Transfers and Assignments. Notwithstanding any provision to the contrary in this Section 5, the Holder may transfer, with or without consideration, this Warrant or any of the Warrant Shares (or a portion thereof) to the Holder’s Affiliates (as such term is defined under Rule 144 of the Securities Act) without obtaining the opinion from counsel that may be required by Section 5(c)(ii), provided, that the Holder delivers to the Company and its counsel certification, documentation, and other assurances reasonably required by the Company’s counsel to enable the Company’s counsel to render an opinion to the Company’s Transfer Agent that such transfer does not violate applicable securities laws.

6.	MUTILATED OR MISSING WARRANT CERTIFICATE

If this Warrant is mutilated, lost, stolen or destroyed, upon request by the Holder, the Company will, at its expense, issue, in exchange for and upon cancellation of the mutilated Warrant, or in substitution for the lost, stolen or destroyed Warrant, a new Warrant, in substantially the form of this Warrant, representing the right to acquire the equivalent number of Warrant Shares; provided, that, as a prerequisite to the issuance of a substitute Warrant, the Company may require satisfactory evidence of loss, theft or destruction as well as an indemnity from the Holder of a lost, stolen or destroyed Warrant.

7.	PAYMENT OF TAXES

The Company will pay all transfer and stock issuance taxes attributable to the preparation, issuance and delivery of this Warrant and the Warrant Shares (and replacement Warrants) including, without limitation, all documentary and stamp taxes; provided, however, that the Company shall not be required to pay any tax in respect of the transfer of this Warrant, or the issuance or delivery of certificates for Warrant Shares or other securities in respect of the Warrant Shares to any person or entity other than to the Holder.

8.	FRACTIONAL WARRANT SHARES

No fractional Warrant Shares shall be issued upon exercise of this Warrant. The Company, in lieu of issuing any fractional Warrant Share, shall round up the number of Warrant Shares issuable to nearest whole share.

9.	NO STOCK RIGHTS AND LEGEND

No holder of this Warrant, as such, shall be entitled to vote or be deemed the holder of any other securities of the Company that may at any time be issuable on the exercise hereof, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, the rights of a stockholder of the Company or the right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting stockholders (except as provided herein), or to receive dividends or subscription rights or otherwise (except as provide herein).

Each certificate for Warrant Shares initially issued upon the exercise of this Warrant, and each certificate for Warrant Shares issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS.”

10.	NO REGISTRATION RIGHTS

The Holder shall not be entitled to the registration rights.

11.	NOTICES

All notices, consents, waivers, and other communications under this Warrant must be in writing and will be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or email with confirmation of transmission by the transmitting equipment; (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, if to the registered Holder hereof; or (d) seven days after the placement of the notice into the mails (first class postage prepaid), to the Holder at the address, facsimile number, or e-mail address furnished by the registered Holder to the Company from time to time, or if to the Company, to it at 150 Union Square Drive, New Hope, PA 18938, Attn: Mark Pomeranz (or to such other address, facsimile number, or e-mail address as the Holder or the Company as a party may designate by notice the other party).

12.	SEVERABILITY

If a court of competent jurisdiction holds any provision of this Warrant invalid or unenforceable, the other provisions of this Warrant will remain in full force and effect. Any provision of this Warrant held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

13.	BINDING EFFECT

This Warrant shall be binding upon and inure to the sole and exclusive benefit of the Company, its successors and assigns, the registered Holder or Holders from time to time of this Warrant and the Warrant Shares.

14.	SURVIVAL OF RIGHTS AND DUTIES

This Warrant shall terminate and be of no further force and effect on the earlier of 5:00 P.M., Eastern Time, on the Expiration Date or the date on which this Warrant has been exercised in full.

15.	GOVERNING LAW

This Warrant will be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles that would require the application of any other law.

16.	DISPUTE RESOLUTION

In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Notice of Exercise giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days, submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company’s independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

17.	NOTICES OF RECORD DATE

Upon (a) any establishment by the Company of a record date of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or right or option to acquire securities of the Company, or any other right, or (b) any capital reorganization, reclassification, recapitalization, merger or consolidation of the Company with or into any other corporation, any transfer of all or substantially all the assets of the Company, or any voluntary or involuntary dissolution, liquidation or winding up of the Company, or the sale, in a single transaction, of a majority of the Company’s voting stock (whether newly issued, or from treasury, or previously issued and then outstanding, or any combination thereof), the Company shall mail to the Holder at least ten (10) Business Days, or such longer period as may be required by law, prior to the record date specified therein, a notice specifying (i) the date established as the record date for the purpose of such dividend, distribution, option or right and a description of such dividend, option or right, (ii) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up, or sale is expected to become effective and (iii) the date, if any, fixed as to when the holders of record of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, transfer, consolation, merger, dissolution, liquidation or winding up.

18.	RESERVATION OF SHARES

The Company shall reserve and keep available out of its authorized but unissued shares of Common Stock for issuance upon the exercise of this Warrant, free from pre-emptive rights, such number of shares of Common Stock for which this Warrant shall from time to time be exercisable. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation. Without limiting the generality of the foregoing, the Company covenants that it will use commercially reasonable efforts to take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and use commercially reasonable efforts to obtain all such authorizations, exemptions or consents, including but not limited to consents from the Company’s stockholders or Board of Directors or any public regulatory body, as may be necessary to enable the Company to perform its obligations under this Warrant.

19.          NO THIRD PARTY RIGHTS

This Warrant is not intended, and will not be construed, to create any rights in any parties other than the Company and the Holder, and no person or entity may assert any rights as third-party beneficiary hereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of the date first set forth above.

MOTUS GI HOLDINGS, INC.

By:
Name:	Mark Pomeranz
Title:	Chief Executive Officer

EXHIBIT A

NOTICE OF EXERCISE

(To be executed by the Holder of Warrant if such Holder desires to exercise Warrant)

To Motus GI Holdings, Inc.:

The undersigned hereby irrevocably elects to exercise this Warrant and to purchase thereunder, _________________ full shares of Motus GI Holdings, Inc. common stock issuable upon exercise of the Warrant and delivery of:

$ ___________ (in cash as provided for in the foregoing Warrant) and any applicable taxes payable by the undersigned pursuant to such Warrant.

The undersigned requests that certificates for such shares be issued in the name of:

(Please print name, address and social security or federal employer identification number (if applicable))

The undersigned hereby reaffirms all of the representations and warranties made in connection with the Convertible Note Agreement submitted to Motus GI Medical Technologies Ltd. to acquire the Warrant, including that the undersigned is an accredited investor as defined under Rule 501 of Regulation D of the Securities Act of 1933.

If the shares issuable upon this exercise of the Warrant are not all of the Warrant Shares which the Holder is entitled to acquire upon the exercise of the Warrant, the undersigned requests that a new Warrant evidencing the rights not so exercised be issued in the name of and delivered to:

(Please print name, address and social security or federal employer identification number (if applicable))

Name of Holder (print):
(Signature):
(By:)
(Title:)
Dated:

EXHIBIT B

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, _____________________________ hereby sells, assigns and transfers to each assignee set forth below all of the rights of the undersigned under the Warrant (as defined in and evidenced by the attached Warrant) to acquire the number of Warrant Shares set opposite the name of such assignee below and in and to the foregoing Warrant with respect to said acquisition rights and the shares issuable upon exercise of the Warrant:

Name of Assignee	Address	Number of Shares

If the total of the Warrant Shares are not all of the Warrant Shares evidenced by the foregoing Warrant, the undersigned requests that a new Warrant evidencing the right to acquire the Warrant Shares not so assigned be issued in the name of and delivered to the undersigned.

Name of Holder (print):
(Signature):
(By:)
(Title:)
Dated:

Exhibit 4

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made and entered into effective as of December 22, 2016 (the “Effective Date”) between Motus GI Holdings, Inc., a Delaware corporation (the “Company”), and the persons who have executed the signature page(s) hereto (each, a “Purchaser” and collectively, the “Purchasers”).

RECITALS:

WHEREAS, the Company has entered into a Share Exchange Agreement with Motus GI Medical Technology Ltd., an Israeli company (“Motus”), the stockholders of Motus and the other parties named therein, pursuant to which the stockholders of Motus agreed to exchange all of the issued and outstanding shares of the capital stock of Motus for shares of common stock, par value $.0001 per share of the Company, and Motus became a wholly-owned subsidiary of the Company (the “Share Exchange”) contemporaneously with the PPO (as defined below);

WHEREAS, simultaneously with the Share Exchange and to provide the capital required by the Company for working capital and other purposes, the Company has offered in compliance with Rule 506(b) of Regulation D of the Securities Act (as defined herein), to accredited investors in a private placement transaction (the “PPO”), units (each, a “Unit” and collectively, the “Units”) of its securities, each consisting of (i) a three-quarter (3/4) share of Common Stock (the “Unit Common Stock”), and (ii) one-quarter (1/4) share of Series A Preferred Stock;

WHEREAS, the Series A Preferred Stock is convertible on a one for one basis into shares of Common Stock (the “Series A Common Stock,” and together with the Unit Common Stock, the “Investor Shares”);

WHEREAS, the initial closing of the PPO and the closing of the Share Exchange have taken place on the Effective Date;

WHEREAS, simultaneously with the Share Exchange and the PPO, certain of the Company’s convertible notes held by certain investors (the “Note Holders”) in the aggregate principal amount of $13,746,017 (the “Notes”), will automatically convert into a quantity of Units equal to the principal amount of Notes held by such Note Holders, together with accrued interest thereon calculated through the date of the initial closing of the PPO, divided by $4.50 (the “Conversion”); and

WHEREAS, in connection with the Share Exchange and the PPO, the Company agreed to provide certain registration rights related to the Investor Shares, on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants, and conditions set forth herein, the parties mutually agree as follows:

1.             Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Agreement” has the meaning given it in the preamble to this Agreement.

“Allowed Delay” has the meaning given it in Section 3(e) of this Agreement.

“Approved Market” means the Over-the-Counter Bulletin Board, the OTC Markets, the Nasdaq Stock Market, the New York Stock Exchange or the NYSE MKT.

“Blackout Period” means, with respect to a registration, a period, in each case commencing on the day immediately after the Company notifies the Purchasers that they are required, because of the occurrence of an event of the kind described in Section 4(f) hereof, to suspend offers and sales of Registrable Securities during which the Company, in the good faith judgment of its board of directors, determines (because of the existence of, or in anticipation of, any acquisition, financing activity, or other transaction involving the Company, or the unavailability for reasons beyond the Company’s control of any required financial statements, disclosure of information which is in its best interest not to publicly disclose, or any other event or condition of similar significance to the Company) that the registration and distribution of the Registrable Securities to be covered by such Registration Statement, if any, would be seriously detrimental to the Company and its stockholders and ending on the earlier of (1) the date upon which the material non-public information commencing the Blackout Period is disclosed to the public or ceases to be material and (2) such time as the Company notifies the selling Holders that the Company will no longer delay such filing of the Registration Statement, recommence taking steps to make such Registration Statement effective, or allow sales pursuant to such Registration Statement to resume.

“Business Day” means any day of the year, other than a Saturday, Sunday, or other day on which the Commission is required or authorized to close.

“Commission” means the U.S. Securities and Exchange Commission or any other applicable federal agency at the time administering the Securities Act.

“Common Stock” means the common stock, par value $0.0001 per share, of the Company and any and all shares of capital stock or other equity securities of: (i) the Company which are added to or exchanged or substituted for the Common Stock by reason of the declaration of any stock dividend or stock split, the issuance of any distribution or the reclassification, readjustment, recapitalization or other such modification of the capital structure of the Company; and (ii) any other corporation, now or hereafter organized under the laws of any state or other governmental authority, with which the Company is merged, which results from any consolidation or reorganization to which the Company is a party, or to which is sold all or substantially all of the shares or assets of the Company, if immediately after such merger, consolidation, reorganization or sale, the Company or the stockholders of the Company own equity securities having in the aggregate more than 50% of the total voting power of such other corporation.

“Company” has the meaning given it in the preamble to this Agreement. “Conversion” has the meaning given in the recitals of this Agreement.

“Effective Date” has the meaning given it in the preamble to this Agreement.

“Effectiveness Period” has the meaning given it in Section 4(a) of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Family Member” means (a) with respect to any individual, such individual’s spouse, any descendants (whether natural or adopted), any trust all of the beneficial interests of which are owned by any of such individuals or by any of such individuals together with any organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, the estate of any such individual, and any corporation, association, partnership or limited liability company all of the equity interests of which are owned by those above described individuals, trusts or organizations and (b) with respect to any trust, the owners of the beneficial interests of such trust.

“Holder” means each Purchaser, including any Note Holder, or any of such Purchaser’s or Note Holder’s respective successors and Permitted Assignees who acquire rights in accordance with this Agreement with respect to any Registrable Securities directly or indirectly from a Purchaser or Note Holder or from any Permitted Assignee.

“Initial Public Offering” means the initial underwritten sale of equity securities by the Company pursuant to an effective Registration Statement under the Securities Act.

“IPO Engagement” has the meaning given it in Section 3(a) of this Agreement.

“IPO Process Commencement Date” has the meaning given it in Section 3(a) of this Agreement.

“Investor Shares” has the meaning given it in the recitals of this Agreement.

“Joint Registration Statement” has the meaning given it in Section 3(a) of this Agreement.

“Majority Holders” means at any time Holders representing a majority of the Registrable Securities.

“Note Holders” has the meaning given in the recitals of this Agreement.

“Notes” has the meaning given in the recitals of this Agreement.

“Permitted Assignee” means (a) with respect to a partnership, its partners or former partners in accordance with their partnership interests, (b) with respect to a corporation, its stockholders in accordance with their interest in the corporation, (c) with respect to a limited liability company, its members or former members in accordance with their interest in the limited liability company, (d) with respect to an individual party, any Family Member of such party, (e) an entity that is controlled by, controls, or is under common control with a transferor, or (f) a party to this Agreement.

“Piggyback Registration” means, in any registration of Common Stock as set forth in Section 3(b), the ability of holders of Registrable Securities to include Registrable Securities in such registration.

“PPO” has the meaning given in the recitals of this Agreement.

“Purchaser” has the meaning given it in the preamble to this Agreement.

“Qualified Purchaser” has the meaning given it in Section 3(d) of this Agreement.

The terms “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

“Registrable Securities” means the Investor Shares but excluding, subject to Section 3(e), (i) any Registrable Securities that have been publicly sold or may be sold immediately without registration under the Securities Act either pursuant to Rule 144 of the Securities Act or otherwise; (ii) any Registrable Securities sold by a person in a transaction pursuant to a registration statement filed under the Securities Act, or (iii) any Registrable Securities that are at the time subject to an effective registration statement under the Securities Act.

“Registration Default Date” means the date that is 150 days after the date the Registration Statement is actually filed with the Commission; provided however that the Registration Default Date is subject to adjustment as set forth under Section 3(a) of this Agreement

“Registration Default Period” means the period during which any Registration Event occurs and is continuing.

“Registration Event” means the occurrence of any of the following events:

(a)           the Company fails to file with the Commission the Registration Statement on or before the Registration Filing Date;

(b)           the Registration Statement is not declared effective by the Commission on or before the Registration Default Date;

(c)           after the SEC Effective Date, sales cannot be made pursuant to the Registration Statement for any reason (including without limitation by reason of a stop order, or the Company’s failure to update the Registration Statement) except as excused pursuant to Section 3(e); or

(d)           20 days after the SEC Effective Date, the Common Stock generally or the Registrable Securities specifically are not listed or included for quotation on an Approved Market, or trading of the Common Stock is suspended or halted on the Approved Market, which at the time constitutes the principal market for the Common Stock, for more than two full, consecutive Trading Days; provided, however, that such 20 day delay in the Common Stock being listed on an Approved Market shall not be a Registration Event in the event the delay is solely the result of issues raised by the Approved Market subsequent to the SEC Effective Date and provided that the Company uses its commercially reasonable efforts in curing any issues resulting in such delay.

provided, however, a Registration Event shall not be deemed to occur if: (1) all or substantially all trading in equity securities (including the Common Stock) is suspended or halted on the Approved Market for any length of time; (2) the Company commences and pursues an Initial Public Offering, as set forth in Section 3(a) of this Agreement; or (3) the Company declares a Blackout Period; provided however that the Company shall only be permitted to declare two (2) Blackout Periods per year.

“Registration Filing Date” means the date that is 60 days after date of the final closing of the PPO, or if later, the termination of the PPO following an initial closing of the PPO; provided however, that the Registration Filing Date is subject to adjustment as set forth under Section 3(a) of this Agreement.

“Registration Statement” means the registration statement that the Company is required to file pursuant to this Agreement to register the Registrable Securities.

“Rule 144” means Rule 144 promulgated by the Commission under the Securities Act.

“Rule 145” means Rule 145 promulgated by the Commission under the Securities Act.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended, or any similar federal statute promulgated in replacement thereof, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“SEC Effective Date” means the date the Registration Statement is declared effective by the Commission.

“Series A Preferred Stock” means the Series A Convertible Preferred stock, par value $0.0001 per share, of the Company.

“Share Exchange” has the meaning given in the recitals of this Agreement.

“Trading Day” means (a) if the Common Stock is listed or quoted on an Approved Market, then any day during which securities are generally eligible for trading on the Approved Market, or (b) if the Common Stock is not then listed or quoted and traded on an Approved Market, then any Business Day.

“Units” has the meaning given in the recitals of this Agreement.

2.             Term. This Agreement shall continue in full force and effect for a period of one year from the SEC Effective Date, unless terminated sooner hereunder.

3.             Registration.

 (a)           Registration on Form S-1. Not later than the Registration Filing Date, the Company shall file with the Commission a Registration Statement on Form S-1, or other applicable form, relating to the resale by the Holders of all of the Registrable Securities, and the Company shall use its commercially reasonably efforts to cause such Registration Statement to be declared effective prior to the Registration Default Date; provided, however, that in the event the Company signs a letter of intent or comparable agreement with an underwriter which contemplates an Initial Public Offering or holds an organizational meeting for an Initial Public Offering or otherwise orally engages an underwriter to begin working with the Company towards an Initial Public Offering (an “IPO Engagement”) prior to the Registration Default Date (such applicable date, the “IPO Process Commencement Date”), then the Company shall, in satisfaction of the foregoing obligation, file a joint registration statement covering the primary shares to be issued in the Initial Public Offering and the resale of the Registrable Securities (“Joint Registration Statement”), and, in such event, the Registration Filing Date shall be extended to a date that is seventy five (75) calendar days after the IPO Process Commencement Date and the Registration Default Date shall be extended to a date that is one hundred fifty (150) calendar days after the initial filing of the Registration Statement with the Commission. If the Initial Public Offering is abandoned at any time, then the Registration Filing Date will be 60 calendar days from the actual date of abandonment and the Registration Default Date will be one hundred and fifty (150) calendar days after the date of abandonment. The registration rights under Section 3 shall not apply or be available to certain affiliate holders.

(b)           Piggyback Registration. In addition to the Company agreement pursuant to Section 3(a) above, if the Company shall determine to register for sale for cash any of its Common Stock, for its own account or for the account of others (other than the Holders), other than (i) Initial Public Offering, (ii) a registration relating solely to employee benefit plans or securities issued or issuable to employees, consultants (to the extent the securities owned or to be owned by such consultants could be registered on Form S-8) or any of their Family Members (including a registration on Form S-8) or (iii) a registration relating solely to a Securities Act Rule 145 transaction or a registration on Form S-4 in connection with a merger, acquisition, divestiture, reorganization or similar event, the Company shall promptly give to the Holders written notice thereof (and in no event shall such notice be given less than 20 calendar days prior to the filing of such registration statement), and shall, subject to Section 3(c), include as a Piggyback Registration all of the Registrable Securities specified in a written request delivered by the Holder thereof within 10 calendar days after receipt of such written notice from the Company. However, the Company may, without the consent of the Holders, withdraw such registration statement prior to its becoming effective if the Company or such other stockholders have elected to abandon the proposal to register the securities proposed to be registered thereby.

(c)           Underwriting. If a Piggyback Registration is for a registered public offering that is to be made by an underwriting, the Company shall so advise the Holders of the Registrable Securities eligible for inclusion in such Registration Statement pursuant to Sections 3(b). In that event, the right of any Holder to Piggyback Registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to sell any of their Registrable Securities through such underwriting shall (together with the Company and any other stockholders of the Company selling their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter selected for such underwriting by the Company or the selling stockholders, as applicable. Notwithstanding any other provision of this Section, if the underwriter or the Company determines that marketing factors require a limitation on the number of shares of Common Stock or the amount of other securities to be underwritten, the underwriter, at its sole discretion, may exclude some or all Registrable Securities from such registration and underwriting. The Company shall so advise all Holders (except those Holders who failed to timely elect to include their Registrable Securities through such underwriting or have indicated to the Company their decision not to do so), and indicate to each such Holder the number of shares of Registrable Securities that may be included in the registration and underwriting, if any. The number of shares of Registrable Securities to be included in such registration and underwriting shall be allocated among such Holders as follows:

(i)             If the Piggyback Registration was initiated by the Company, the number of shares that may be included in the registration and underwriting shall be allocated first to the Company and then, subject to obligations and commitments existing as of the date hereof, to all selling stockholders, including the Holders, who have requested to sell in the registration on a pro rata basis according to the number of shares requested to be included therein; or

(ii)           If the Piggyback Registration was initiated by the exercise of demand registration rights by a stockholder or stockholders of the Company (other than the Holders), then the number of shares that may be included in the registration and underwriting shall be allocated first to such selling stockholders who exercised such demand and then, subject to obligations and commitments existing as of the date hereof, to all other selling stockholders, including the Holders, who have requested to sell in the registration on a pro rata basis according to the number of shares requested to be included therein.

No Registrable Securities excluded from the underwriting by reason of the underwriter’s marketing limitation shall be included in such registration and no liquidated damages as set forth in Section 3(d) shall accrue with respect to such excluded securities. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw such Holder’s Registrable Securities therefrom by delivering a written notice to the Company and the underwriter. The Registrable Securities so withdrawn from such underwriting shall also be withdrawn from such registration; provided, however, that, if by the withdrawal of such Registrable Securities, a greater number of Registrable Securities held by other Holders may be included in such registration (up to the maximum of any limitation imposed by the underwriters), then the Company shall offer to all Holders who have included Registrable Securities in the registration the right to include additional Registrable Securities pursuant to the terms and limitations set forth herein in the same proportion used above in determining the underwriter limitation.

(d)           Occurrence of Registration Event. If a Registration Event occurs, then the Company will make payments to each Holder of Registrable Securities (a “Qualified Purchaser”), as liquidated damages for the amount of damages to the Qualified Purchaser by reason thereof, at a rate equal to 0.50% of the purchase price per Unit paid by such Holder in the PPO for the Registrable Securities then held by each Qualified Purchaser for each full period of 30 days of the Registration Default Period (which shall be pro-rated for any period less than 30 days); provided, however, if a Registration Event occurs (or is continuing), liquidated damages shall be paid only with respect to that portion of the Qualified Purchaser’s Registrable Securities that cannot then be immediately resold in reliance on Rule 144. Notwithstanding the foregoing, the maximum amount of liquidated damages that may be paid to any Qualified Purchaser pursuant to this Section 3(d) shall be an amount equal to 6% of the purchase price per Unit paid by such Holder in the PPO for the Registrable Securities held by such Qualified Purchaser at the time of the first occurrence of a Registration Event. Each such payment shall be due and payable within five days after the end of each full 30-day period of the Registration Default Period until the termination of the Registration Default Period and within five days after such termination. Such payments shall constitute the Qualified Purchaser’s exclusive remedy for such events. If the Company fails to pay any partial liquidated damages or refund pursuant to this Section in full within seven days after the date payable, the Company will pay interest thereon at a rate of 2% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The Registration Default Period shall terminate upon (i) the filing of the Registration Statement in the case of clause (a) of the definition of Registration Event, (ii) the SEC Effective Date in the case of clause (b) of the definition of Registration Event, (iii) the ability of the Qualified Purchaser to effect sales pursuant to the Registration Statement in the case of clause (c) of the definition of Registration Event, and (iv) the listing or inclusion and/or trading of the Common Stock on an Approved Market, as the case may be, in the case of clause (d) of the definition of Registration Event. The amounts payable as liquidated damages pursuant to this Section 3(d) shall be payable in lawful money of the United States.

(e)           Notwithstanding the provisions of Section 3(d) above:

(1)          (a) if the Commission does not declare the Registration Statement effective on or before the Registration Default Date, or (b) if the Commission allows the Registration Statement to be declared effective at any time before or after the Registration Default Date, subject to the withdrawal of certain Registrable Securities from the Registration Statement, and the reason for (a) or (b) is the Commission’s determination that (x) the offering of any of the Registrable Securities constitutes a primary offering of securities by the Company, (y) Rule 415 may not be relied upon for the registration of the resale of any or all of the Registrable Securities, and/or (z) a Holder of any Registrable Securities must be named as an underwriter, the Holders understand and agree that in the case of (b) the Company may reduce, on a pro rata basis, the total number of Registrable Securities to be registered on behalf of each such Holder, and, in the case of (a) or (b), that a Holder shall not be entitled to any liquidated damages with respect to the Registrable Securities not registered for the reason set forth in (a), or so reduced on a pro rata basis as set forth in (b). In any such pro rata reduction, the number of Registrable Securities to be registered on such Registration Statement will be reduced by the Registrable Securities represented by Investor Shares (applied, in the case that some Investor Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Investor Shares held by such Holders). In addition, any such affected Holder shall be entitled to Piggyback Registration rights after the Registration Statement is declared effective by the Commission until such time as: (AA) all Registrable Securities have been registered pursuant to an effective Registration Statement, (BB) the Registrable Securities may be resold without restriction pursuant to Rule 144 of the Securities Act, or (CC) the Holder agrees to be named as an underwriter in any such registration statement. The Holders acknowledge and agree the provisions of this paragraph may apply to more than one Registration Statement; and

(2)           For not more than thirty (30) consecutive days or for a total of not more than sixty (60) days in any twelve (12) month period, the Company may suspend the use of any prospectus included in any Registration Statement contemplated by this Section in the event that the Company determines in good faith that such suspension is necessary to (A) delay the disclosure of material non-public information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company or (B) amend or supplement the affected Registration Statement or the related prospectus so that such Registration Statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the prospectus in light of the circumstances under which they were made, not misleading, including in connection with the filing of a post-effective amendment to such Registration Statement in connection with the Company’s filing of an Annual Report on Form 10-K for any fiscal year (an “Allowed Delay”); provided, that the Company shall promptly (a) notify each Holder in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of an Holder) disclose to such Holder any material non-public information giving rise to an Allowed Delay, (b) advise the Holders in writing to cease all sales under the Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

In the event of an Allowed Delay, the liquidated damages set forth in Section 3(d) shall not accrue during such Allowed Delay.

4.            Registration Procedures for Registrable Securities. The Company will keep each Holder reasonably advised as to the filing and effectiveness of the Registration Statement. At its expense with respect to the Registration Statement, the Company will:

(a)           prepare and file with the Commission with respect to the Registrable Securities, a Registration Statement on Form S-1, or any other form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable Securities in accordance with the intended methods of distribution thereof, and use its commercially reasonable efforts to cause such Registration Statement to become effective and shall remain effective for a period of one year or for such shorter period ending on the earlier to occur of (i) the date as of which all of the Holders as selling stockholders thereunder may sell all of the Registrable Securities registered for resale thereon without restriction pursuant to Rule 144 (or any successor rule thereto) promulgated under the Securities Act or (ii) the date when all of the Registrable Securities registered thereunder shall have been sold (the “Effectiveness Period”). Thereafter, the Company shall be entitled to withdraw such Registration Statement and the Purchasers shall have no further right to offer or sell any of the Registrable Securities registered for resale thereon pursuant to the respective Registration Statement (or any prospectus relating thereto);

(b)           if the Registration Statement is subject to review by the Commission, respond in a commercially reasonable manner to all comments and diligently pursue resolution of any comments to the satisfaction of the Commission;

(c)           prepare and file with the Commission such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective during the Effectiveness Period;

(d)           furnish, without charge, to each Holder of Registrable Securities covered by such Registration Statement (i) a reasonable number of copies of such Registration Statement (including any exhibits thereto other than exhibits incorporated by reference), each amendment and supplement thereto as such Holder may reasonably request, (ii) such number of copies of the prospectus included in such Registration Statement (including each preliminary prospectus and any other prospectus filed under Rule 424 of the Securities Act) as such Holders may reasonably request, in conformity with the requirements of the Securities Act, and (iii) such other documents as such Holder may require to consummate the disposition of the Registrable Securities owned by such Holder, but only during the Effectiveness Period;

(e)           use its commercially reasonable efforts to register or qualify such registration under such other applicable securities laws of such jurisdictions as any Holder of Registrable Securities covered by such Registration Statement reasonably requests and as may be necessary for the marketability of the Registrable Securities (such request to be made by the time the applicable Registration Statement is deemed effective by the Commission) and do any and all other acts and things necessary to enable such Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Holder; provided, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph, (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction.

(f)           notify each Holder of Registrable Securities, the disposition of which requires delivery of a prospectus relating thereto under the Securities Act, of the happening of any event (as promptly as practicable after becoming aware of such event), which comes to the Company’s attention, that will after the occurrence of such event cause the prospectus included in such Registration Statement, if not amended or supplemented, to contain an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading and the Company shall promptly thereafter prepare and furnish to such Holder a supplement or amendment to such prospectus (or prepare and file appropriate reports under the Exchange Act) so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, unless suspension of the use of such prospectus otherwise is authorized herein or in the event of a Blackout Period, in which case no supplement or amendment need be furnished (or Exchange Act filing made) until the termination of such suspension or Blackout Period;

(g)           comply, and continue to comply during the Effectiveness Period, in all material respects with the Securities Act and the Exchange Act and with all applicable rules and regulations of the Commission with respect to the disposition of all securities covered by such Registration Statement;

(h)          as promptly as practicable after becoming aware of such event, notify each Holder of Registrable Securities being offered or sold pursuant to the Registration Statement of the issuance by the Commission of any stop order or other suspension of effectiveness of the Registration Statement;

(i)           use its commercially reasonable efforts to cause all the Registrable Securities covered by the Registration Statement to be quoted on such Approved Market on which securities of the same class or series issued by the Company are then listed or traded;

(j)           provide a transfer agent and registrar, which may be a single entity, for the shares of Common Stock at all times;

(k)          if requested by the Holders, cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement, which certificates shall be free, to the extent permitted by applicable law, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request;

(l)           during the Effectiveness Period, refrain from bidding for or purchasing any Common Stock or any right to purchase Common Stock or attempting to induce any person to purchase any such security or right if such bid, purchase or attempt would in any way limit the right of the Holders to sell Registrable Securities by reason of the limitations set forth in Regulation M of the Exchange Act; and

(m)         take all other reasonable actions necessary to expedite and facilitate the disposition by the Holders of the Registrable Securities pursuant to the Registration Statement.

5.            Suspension of Offers and Sales. Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(f) hereof or of the commencement of a Blackout Period, such Holder shall discontinue the disposition of Registrable Securities included in the Registration Statement until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4(f) hereof or notice of the end of the Blackout Period, and, if so directed by the Company, such Holder shall deliver to the Company (at the Company’s expense) all copies (including, without limitation, any and all drafts), other than permanent file copies, then in such Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

6.            Registration Expenses. The Company shall pay all expenses in connection with any registration obligation provided herein, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, and the fees and disbursements of counsel for the Company and of its independent accountants; provided, that, in any registration, each party shall pay for its own underwriting discounts and commissions and transfer taxes. Except as provided in this Section and Section 9, the Company shall not be responsible for the expenses of any attorney or other advisor employed by a Holder.

7.            Assignment of Rights. No Holder may assign its rights under this Agreement to any party without the prior written consent of the Company; provided, however, that any Holder may assign its rights under this Agreement without such consent to a Permitted Assignee as long as (a) such transfer or assignment is effected in accordance with applicable securities laws; (b) such transferee or assignee agrees in writing to become subject to the terms of this Agreement; and (c) such Holder notifies the Company in writing of such transfer or assignment, stating the name and address of the transferee or assignee and identifying the Registrable Securities with respect to which such rights are being transferred or assigned.

8.            Information by Holder. A Holder with Registrable Securities included in any registration shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required in order to comply with any applicable law or regulation in connection with the registration of such Holder’s Registrable Securities or any qualification or compliance with respect to such Holder’s Registrable Securities and referred to in this Agreement. A form of Selling Stockholder Questionnaire is attached as Exhibit A hereto for such purposes.

9.            Indemnification.

(a)           In the event of the offer and sale of Registrable Securities under the Securities Act, the Company shall, and hereby does, indemnify and hold harmless, to the fullest extent permitted by law, each Holder, its directors, officers, partners, each other person who participates as an underwriter in the offering or sale of such securities, and each other person, if any, who controls or is under common control with such Holder or any such underwriter within the meaning of Section 15 of the Securities Act, against any losses, claims, damages or liabilities, joint or several, and expenses to which the Holder or any such director, officer, partner or underwriter or controlling person may become subject under the Securities Act, the Exchange Act, or any other federal or state law, insofar as such losses, claims, damages, liabilities or expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement of any material fact contained in any registration statement prepared and filed by the Company under which Registrable Securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission to state therein a material fact required to be stated or necessary to make the statements therein in light of the circumstances in which they were made not misleading, or any violation or alleged violation of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with this Agreement; and the Company shall reimburse the Holder, and each such director, officer, partner, underwriter and controlling person for any legal or any other expenses reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, damage, liability, action or proceeding; provided, that such indemnity agreement found in this Section 9(a) shall in no event exceed the net proceeds from the PPO received by the Company; and provided further, that the Company shall not be liable in any such case (i) to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement in or omission from such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by the Holder specifically for use in the preparation thereof or (ii) if the person asserting any such loss, claim, damage, liability (or action or proceeding in respect thereof) who purchased the Registrable Securities that are the subject thereof did not receive a copy of the preliminary prospectus or the final prospectus (or the final prospectus as amended or supplemented) at or prior to the written confirmation of the sale of such Registrable Securities to such person because of the failure of such Holder or underwriter to so provide such preliminary or final prospectus and the untrue statement or omission of a material fact made in such preliminary prospectus was corrected in the amended preliminary or final prospectus (or the final prospectus as amended or supplemented). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holders, or any such director, officer, partner, underwriter or controlling person and shall survive the transfer of such shares by the Holder.

(b)           As a condition to including Registrable Securities in any registration statement filed pursuant to this Agreement, each Holder agrees to be bound by the terms of this Section 9 and to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors and officers, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which the Company or any such director or officer or controlling person may become subject under the Securities Act, the Exchange Act, or any other federal or state law, to the extent arising out of or based solely upon: (x) such Holder’s failure to comply with the prospectus delivery requirements of the Securities Act or (y) any untrue or alleged untrue statement of a material fact contained in any registration statement, any prospectus, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (i) to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company specifically for inclusion in the registration statement or such prospectus or (ii) to the extent that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such prospectus or such form of prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 4(f) hereof, the use by such Holder of an outdated or defective prospectus after the Company has notified such Holder in writing that the prospectus is outdated or defective and prior to the receipt by such Holder of the advice contemplated in Section 4(f). In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c)           Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in this Section (including any governmental action), such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the indemnifying party of the commencement of such action; provided, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Section, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in the reasonable judgment of counsel to such indemnified party a conflict of interest between such indemnified and indemnifying parties may exist or the indemnified party may have defenses not available to the indemnifying party in respect of such claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof, unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties arises in respect of such claim after the assumption of the defenses thereof or the indemnifying party fails to defend such claim in a diligent manner, other than reasonable costs of investigation. Neither an indemnified nor an indemnifying party shall be liable for any settlement of any action or proceeding effected without its consent. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement, which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. Notwithstanding anything to the contrary set forth herein, and without limiting any of the rights set forth above, in any event any party shall have the right to retain, at its own expense, counsel with respect to the defense of a claim.

(d)           If an indemnifying party does or is not permitted to assume the defense of an action pursuant to Sections 9(c) or in the case of the expense reimbursement obligation set forth in Sections 9(a) and (b), the indemnification required by Sections 9(a) and 9(b) shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills received or expenses, losses, damages, or liabilities are incurred.

(e)           If the indemnification provided for in Section 9(a) or 9(b) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall (i) contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense as is appropriate to reflect the proportionate relative fault of the indemnifying party on the one hand and the indemnified party on the other (determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission relates to information supplied by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission), or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or provides a lesser sum to the indemnified party than the amount hereinafter calculated, not only the proportionate relative fault of the indemnifying party and the indemnified party, but also the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other, as well as any other relevant equitable considerations. No indemnified party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any indemnifying party who was not guilty of such fraudulent misrepresentation.

(f)            Other Indemnification. Indemnification similar to that specified in this Section (with appropriate modifications) shall be given by the Company and each Holder of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law or regulation or governmental authority other than the Securities Act.

10.          Rule 144. With a view to making available to the Holders the benefits of Rule 144 and any other rule or regulation of the Commission that may at any time permit the Holders to sell the Registrable Securities to the public without registration, the Company agrees: (i) to make and keep public information available as those terms are understood in Rule 144, (ii) to file with the Commission in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Securities Act or the Exchange Act pursuant to Rule 144, (iii) as long as any Holder owns any Registrable Securities, to furnish in writing upon such Holder’s request a written statement by the Company that it has complied with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, and to furnish to such Holder a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as may be reasonably requested in availing such Holder of any rule or regulation of the Commission permitting the selling of any such Registrable Securities without registration and (iv) undertake any additional actions commercially reasonably necessary to maintain the availability of the use of Rule 144.

11.          Independent Nature of Each Purchaser’s Obligations and Rights. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and each Purchaser shall not be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute such Purchasers as a partnership, an association, a joint venture, or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

12.          Miscellaneous.

(a)           Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the United States of America and the State of New York, both substantive and remedial, without regard to New York conflicts of law principles. Any judicial proceeding brought against either of the parties to this Agreement or any dispute arising out of this Agreement or any matter related hereto shall be brought in the courts of the State of New York, New York County, or in the United States District Court for the Southern District of New York and, by its execution and delivery of this Agreement, each party to this Agreement accepts the jurisdiction of such courts. The foregoing consent to jurisdiction shall not be deemed to confer rights on any person other than the parties to this Agreement.

(b)           Remedies. In the event of a breach by the Company or by a Holder of any of their respective obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall not assert or shall waive the defense that a remedy at law would be adequate.

(c)           Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, Permitted Assignees, executors and administrators of the parties hereto.

(d)           No Inconsistent Agreements. The Company has not entered, as of the date hereof, and shall not enter, on or after the date of this Agreement, into any agreement with respect to its securities that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof.

(e)           Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof.

(f)            Notices, etc. All notices or other communications which are required or permitted under this Agreement shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, by electronic mail, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to the Company to:

Motus GI Holdings, Inc.
150 Union Square Drive
New Hope, PA 18938

with copy to:

Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, NY 10020
Attn: Steven M. Skolnick, Esq.
Facsimile: (973) 597-2477

If to the Purchasers:

To each Purchaser at the address set forth on the signature page hereto or at such other address as any party shall have furnished to the other parties in writing.

(g)           Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Holder, upon any breach or default of the Company under this Agreement, shall impair any such right, power or remedy of such Holder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereunder occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Holder of any breach or default under this Agreement, or any waiver on the part of any Holder of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

(h)           Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. In the event that any signature is delivered by facsimile transmission or electronic transmission via .PDF file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or electronic signature page were an original thereof.

(i)             Severability. In the case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(j)            Amendments. The provisions of this Agreement may be amended at any time and from time to time, and particular provisions of this Agreement may be waived, with and only with an agreement or consent in writing signed by the Company and the Majority Holders. The Purchasers acknowledge that by the operation of this Section, the Majority Holders may have the right and power to diminish or eliminate all rights of the Purchasers under this Agreement.

[SIGNATURE PAGES FOLLOW]

This Registration Rights Agreement is hereby executed as of the date first above written.

COMPANY:

MOTUS HOLDINGS INC.

By:
Name:
Title:

EACH PURCHASER’S SIGNATURE TO THE SUBSCRIPTION AGREEMENT DATED OF VEN DATE HEREWITH SHALL CONSTITUTE THE PURCHASER’S SIGNATURE TO THIS REGISTRATION RIGHTS AGREEMENT.

[Signature Page to Registration Rights Agreement]

Exhibit A

Selling Stockholder Questionnaire

[See Attached.]

MOTUS GI HOLDINGS, INC.
STOCKHOLDERS’ QUESTIONNAIRE

The following information is requested from you in connection with the preparation and filing by Motus GI Holdings, Inc. (the “Company”) of a Registration Statement on Form S-1 or other appropriate form (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) covering the sale of shares of the Company’s common stock, including shares of common stock underlying certain Warrants (the “Registrable Securities”) by certain stockholders of the Company.

We would appreciate your answering all of the questions included in this questionnaire, even though your answers may be in the negative, so that the Company will have a record of your responses for use in connection with the preparation of the Registration Statement. It is requested that you give careful attention to each question and that you complete this questionnaire personally.

In order to assist you in completing this questionnaire, certain terms used herein are defined in the appendix which is attached to this questionnaire. Each of such defined terms has been bolded and italicized for identification. The term “person,” as used in this questionnaire, means any natural person, company, government or political subdivision, agency or instrumentality of a government.

After you have completed the following questionnaire, please send the completed questionnaire by e-mail to RBee@lowenstein.com, or fax to the attention of Robert Bee, Esq. at (973)-597-2400, or overnight courier as soon as possible to the attention of Robert Bee, Esq. at Lowenstein Sandler LLP, 65 Livingston Avenue, Roseland, NJ 07068.

*********************

GENERAL INFORMATION

1.             Please provide your full name and address or the full name and address of the entity on whose behalf you are completing this questionnaire. The address may be a business, mailing or residence address.

Name:

Address:

If you are answering this questionnaire on behalf of a corporate entity, please state your name and position with the selling shareholder.

Name:

Position:

2.             Name the Control Person of your organization: _______________________________________

3.             (a)         Are you a broker-dealer registered pursuant to Section 15 of the Exchange Act?

[  ] Yes
[  ] No

(b)         If your response to Item 3(a) above is no, are you an “affiliate” of a broker-dealer registered pursuant to Section 15 of the Exchange Act?

[  ] Yes
[  ] No

For the purposes of this Item 3(b), an “affiliate” of a registered broker-dealer shall include any company that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such broker-dealer, and does not include any individuals employed by such broker-dealer or its affiliates.

(c)           Please provide the full legal name of the person through which you hold the Registrable Securities—(i.e. name of your broker, if applicable, through which your Registrable Securities are held):

Name of broker:

Contact person:

Telephone No.:

SECURITIES HOLDINGS

Please fill in all blanks in the following questions related to your beneficial ownership of the Company’s common stock. Generally, a beneficial owner of a security is a person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares either: (i) voting power, which includes the power to vote, or to direct the voting of such security; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition of, such security, even though he or she may not be the holder of record of the securities. Thus, securities held in “street name” over which you exercise voting or investment power would be considered beneficially owned by you. Other examples of indirect ownership include ownership by a partnership in which you are a partner or by an estate or trust of which you or any member of your immediate family is a beneficiary. Ownership of securities held in the names of your spouse, minor children or other relatives who live in the same household may be attributed to you.

If you have any reason to believe that any interest in securities of the Company which you may have, however remote, is a beneficial interest, please describe such interest. For purposes of responding to this questionnaire, it is preferable to err on the side of inclusion rather than exclusion. Where the SEC’s interpretation of beneficial ownership would require disclosure of your interest or possible interest in certain securities of the Company, and you believe that you do not actually possess the attributes of beneficial ownership, an appropriate response is to disclose the interest and at the same time disclaim beneficial ownership of the securities.

In the table below, please indicate the shares of common stock, including shares of common stock underlying any option, warrant or other convertible security, of the Company or any of its subsidiaries which you beneficially owned as of the date hereof.

For each holding use the fields in the table to:

●	State the nature of the holding (i.e., held in your own name, jointly, as a trustee or beneficiary of a trust, as a custodian, as an executor, in discretionary accounts, by your spouse or minor children, by a partnership of which you are a partner, etc.), and

●	State whether you are the beneficial owner by reason of (i) sole voting power, (ii) shared voting power, (iii) sole investment power, (iv) shared investment power, (v) the right to acquire stock within 60 days of the end of the calendar year, (vi) the right to acquire stock with the purpose of changing or influencing control; and/or (vii) a security-based swap that you hold that gives you voting or investment power over the underlying Company stock (even though you may not directly hold the underlying Company stock).

●	Indicate in the Remarks column below whether you have sole or shared voting or investment power with respect to any such securities, and in what capacity (i.e., individual, general partner, trustee) you have such power or powers.

●	If you wish to disclaim beneficial ownership of any shares listed, so indicate by writing the word “Disclaim” in the Remarks column below; you understand that such shares will be shown separately from your beneficial holdings and an appropriate disclaimer set forth.

●	If any of the shares listed are subject to any claim, encumbrance, pledge or lien, so indicate in the Remarks column.

Number of shares[1]	Registered in name of	Beneficially Owned by	Number of Registrable Securities	Remarks

1 Including the number of shares underlying warrants, options or convertible securities. Please list such shares as a separate line item.

1.            Your Interest in the Registrable Securities.

(a)          State the number of such Registrable Securities beneficially owned by you.

Common stock:

Warrants:

(b)          Other than as set forth in your response to Item 1(a) above, do you beneficially own any other securities of the Company?

[  ] Yes

[  ] No

(c)          If your answer to Item 1(b) above is yes, state the type, the aggregate amount and CUSIP No. (if applicable) of such other securities of the Company beneficially owned by you:

Type:

Aggregate amount:

CUSIP No.:

(d)          Did you acquire the securities listed in Item 1(a) above in the ordinary course of business?

[  ] Yes

[  ] No

(e)          At the time of your purchase of the securities listed in Item 1(a) above, did you have any agreements or understandings, directly or indirectly, with any person to distribute the securities?

[  ] Yes

[  ] No

(f)           If your response to Item 1(e) above is yes, please describe such agreements or understandings:

2.            Nature of Your Beneficial Ownership.

(a)          Does someone other than you have control over the securities listed in Item 1(a) above?

[  ] Yes

[  ] No

(b)           If your response to Item 2(a) above is yes, name your controlling shareholder(s) or other person who has the ability to exercise control over you (the “Controlling Entity”). If the Controlling Entity is not a natural person and is not a publicly held entity, name each shareholder of such Controlling Entity. If any of these named shareholders are not natural persons or publicly held entities, please provide the same information. This process should be repeated until you reach natural persons or a publicly held entity.

(A)	Full legal name of Controlling Entity(ies) or natural person(s) with who have sole or shared voting or dispositive power over the

(i)	Registrable Securities:

Business address (including street address) (or residence if no business address), telephone number and facsimile number of such person(s):

Address:

Telephone:

Fax:

Name of shareholder:

(B)	(i) Full legal name of Controlling Entity(ies):

___________________________________________________________________________

Business address (including street address) (or residence if no business address), telephone number and facsimile number of such person(s):

Address:

Telephone:

Fax:

Name of shareholder:

If you need more space for this response, please attach additional sheets of paper. Please be sure to indicate your name and the number of the item being responded to on each such additional sheet of paper, and to sign each such additional sheet of paper before attaching it to this Questionnaire. Please note that you may be asked to answer additional questions depending on your responses to the following questions.

3.            5% Stockholders

To the best of my knowledge, all persons (including myself and my associates and including corporations, partnerships, trusts, associations and other such groups) who beneficially own more than 5% of any class of the Company’s stock are described below:

Name of Benefiacial Owner	Class of Shares Beneficiaaly Owned	Holder of Voting or Investment Power

4.            No Adverse Interest

All interests I or my associates have or will have that are adverse to the Company interests in any pending or contemplated legal proceeding or government investigation to which the Company is or will be a party (or to which its property may be subject) are described below:

5.            Voting Arrangement

All voting trusts or similar agreements or arrangements of which I have knowledge pursuant to which more than 5% of the Company’s outstanding common stock, on an as converted basis, is subject are described below:

Names and Addresses of Voting Trustees	Voting Rights and Other Powers Under Trust, Agreement or Arrangement

6.            Change in Control

All arrangements of which I have knowledge, including any pledge by any person of securities of the Company, the operations of which may at a subsequent date result in a change in control of the Company, are described below:

TRANSACTIONS WITH THE COMPANY

1.            Information regarding all material interests of yours or your associates in any actual or proposed transaction during the last three fiscal years to which the Company was or is to be a party (and that are identified under “Securities Holdings” above) is provided below. No such transaction need be described if:

(a)           the amount involved (including all periodic installments in the case of any lease or other agreement provided for periodic payments or installments and including the value of all transactions In a series of similar transactions) does not exceed $60,000;

(b)           the rates or charges involved in the transaction are fixed by law or governmental authority or determined by competitive bids;

(c)           the services involved are as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or other similar service;

(d)           your interest arises solely from my ownership of securities of the Company and you received no extra or special benefit not shared on a pro rata basis by all other holders of securities in the same class;

(e)           your interest in the corporation that is a party to the transaction is solely as a director; or

(f)            your interest arose solely as an officer and/or director of the Company (e.g., your compensation arrangement with the Company). Description:

AFFILIATION WITH ACCOUNTANTS OR ATTORNEYS

Described below is any interest, affiliation or connection you have with any law firm or accounting firm that has been retained by the Company during the last three fiscal years or is proposed to be retained by the Company:

CONTRACTS WITH THE COMPANY

Described below are all contracts with the Company or in which the Company has a beneficial interest, or to which the Company has succeeded by assumption or assignment, to which you or any of your associates is a party, which are to be performed in whole or in part at or after the date of the proposed filing of the Registration Statement, or which were made not more than two years prior thereto:

FINRA-RELATED QUESTIONS

1.             Are you (i) a “member” of the Financial Industries Regulatory Authority, Inc. (“FINRA”), (ii) an “affiliate” of a member of FINRA, (iii) a “person associated with a member” or “associated person of a member” of FINRA or (iv) associated with an “underwriter or related person” with respect to the proposed public offering of the Company’s securities?

Yes _________ No _________

For the sole purpose of this Question: (i) FINRA generally defines a “member” to include any broker or dealer admitted to membership in FINRA or any officer or partner of such a member or the executive representative of such member or the substitute for such representative; (ii) the term “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is in common control with the person specified. Persons who have acted or are acting on behalf or for the benefit of a person include, but are not necessarily limited to, directors, officers, employees, agents, consultants and sales representatives; (iii) FINRA generally defines a “person associated with a member” or “associated person of a member” to include every sole proprietor, partner, officer, director or branch manager of any member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such member (for example, any employee), whether or not any such person is registered or exempt from registration with FINRA; and (iv) the term “underwriter or related person” includes, with respect to a proposed offering, underwriters, underwriters’ counsel, financial consultants and advisers, finders, members of the selling or distribution group, and any and all other persons associated with or related to any such persons.

If yes, kindly describe such relationship (whether direct or indirect) and please respond to Questions (2) and (3) below; if no, please proceed to Question (4).

2.             Please set forth information as to all purchases and acquisitions (including contracts for purchase or acquisition) of securities of the Company by you, regardless of the time acquired or the source from which derived:

Seller or Prospective Seller	Amount and Nature of Securities	Price or Other Consideration	Date

3.             In connection with your direct or indirect affiliation or association with a “member” of FINRA as set forth above in Question (1), please furnish the identity of such FINRA member and any information, if known, as to whether such FINRA member intends to participate in any capacity in this proposed initial public offering, including the details of such participation:

4.             Please describe any underwriting compensation and arrangement or any dealings known to you between any “underwriter or related person”, “member” of FINRA, “affiliate” of a member of FINRA, “person associated with a member”, or “associated person of a member” of FINRA on the one hand and the Company or controlling shareholder thereof on the other hand, other than information relating to the proposed initial public offering of the Company:

5.             Please set out below any information, if known, as to whether any “member” of FINRA, any “underwriter or related person”, “affiliate” or a member of FINRA, “person associated with a member” or “associated person of a member” of FINRA may receive any portion of the net offering:

For subscribers answering “Yes” to Item 1 above:

The undersigned FINRA member form acknowledges receipt of the notice required by Article 3, Sections 28(a) and (b) of the Rules of Fair Practice.

______________________________________________
Name of FINRA Member Firm

By:		Date:
Authorized officer

The undersigned (including its donees or pledgees) intends to distribute the Registrable Securities listed above pursuant to the Registration Statement only as follows (if at all): Such Registrable Securities may be sold from time to time directly by the undersigned or, alternatively, through underwriters, broker-dealers or agents. If the Registrable Securities are sold through underwriters, broker-dealers or agents, the selling holder will be responsible for underwriting discounts or commissions or agents’ commissions. Such Registrable Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such sales may be effected in transactions (which may involve block transactions) (i) on any national securities exchange or quotation service on which the Registrable Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market, or (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market.

I understand that material misstatements or the omission of material facts in the Registration Statement may give rise to civil and criminal liabilities to the Company, to each officer and director of the Company signing the Registration Statement and other persons signing the Registration Statement. I will notify you and the Company of any misstatement of a material fact in the Registration Statement or any amendment thereto, and of the omission of any material fact necessary to make the statements contained therein not misleading, as soon as practicable after a copy of the Registration Statement or any such amendment has been provided to me. The undersigned acknowledges and agrees that the Company and its legal counsel shall be entitled to rely on the responses in this Questionnaire in all matters pertaining to the Registration Statement and the sale of any Registrable Securities pursuant to the Registration Statement.

I confirm that the foregoing statements are correct, to the best of my knowledge and belief.

Dated:	____________________________

Very truly yours,

_________________________________________________________________________________ (Signature)

_________________________________________________________________________________ (Typed or Printed Name)

DEFINITIONS

The term “arrangement” means any plan, contract, authorization or understanding whether or not set forth in a formal document.

The term “associate” as used throughout this questionnaire, means (a) any corporation or organization (other than the Company) of which I am an officer, director or partner or of which I am, directly or indirectly, the beneficial owner of 5% or more of any class of equity securities, (b) any trust or other estate in which I have a substantial beneficial interest or as to which I serve as trustee or in a similar capacity, (c) my spouse, (d) any relative of my spouse or any relative of mine who has the same home as me or who is a director or officer or key executive of the Company, (e) any partner, syndicate member or person with whom I have agreed to act in concert with respect to the acquisition, holding, voting or disposition of shares of the Company’s securities.

The term “beneficial owner” when used in connection with the ownership of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares:

(a)           voting power which includes the power to vote, or to direct the voting of, such security;

 and/or

(b)           investment power which includes the power to dispose, or to direct the disposition, of such security.

The term “beneficial ownership” or “beneficially owned” when used in connection with the ownership of securities, means (a) any interest in a security which entitles me to any of the rights or benefits of ownership even though I may not be the owner of record or (b) securities owned by me directly or indirectly, including those held by me for my own benefit (regardless of how registered) and securities held by others for my benefit (regardless of how registered), such as by custodians, brokers, nominees, pledgees, etc., and including securities held by an estate or trust in which I have an interest as legatee or beneficiary, securities owned by a partnership of which I am a partner, securities held by a personal holding company of which I am a stockholder, etc., and securities held in the name of my spouse, minor children and any relative (sharing the same home).

The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

The term “immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin.

The term “material,” when used in this questionnaire to qualify a requirement for the furnishing of information as to any subject, limits the information required to those matters as to which an average prudent investor ought reasonably to be informed before purchasing the Common Stock of the Company.

Exhibit 5

AMENDMENT TO
REGISTRATION RIGHTS AGREEMENT

This Amendment (this “Amendment”) is dated as of November 9, 2017, by and among Motus GI Holdings, Inc., a Delaware corporation (the “Company”), and certain holders of the Company’s Series A Preferred Stock and Common Stock signatory hereto (collectively, the “Consenting Stockholders”). The Amendment amends that certain Registration Rights Agreement, dated as of December 22, 2016, by and among the Company and the other parties thereto (the “Registration Rights Agreement”). To the extent not otherwise defined herein, the capitalized terms used herein shall have the meanings assigned to them in the Registration Rights Agreement.

WITNESSETH:

WHEREAS, Section 3 of the Registration Rights Agreement provides certain registration rights to the Holders;

WHEREAS, the Company and the Consenting Stockholders wish to amend the Registration Rights Agreement in order to waive certain penalties under the Registration Rights Agreement and to modify the registration rights set forth in Section 3 thereof if the Company consummates an Initial Public Offering;

WHEREAS, Section 12(j) of the Registration Rights Agreement provides that any term of the Registration Rights Agreement may be amended with the written consent of the Company and the Majority Holders; and

WHEREAS, the Consenting Stockholders collectively constitute the Majority Holders.

NOW, THEREFORE, in consideration of the premises and covenants hereafter contained, the parties hereto, intending to be legally bound, hereby agree as follows:

1.            The Company covenants and agrees to use commercially reasonable efforts to consummate an initial public offering (“IPO”) of its common stock prior to June 30, 2018. It is understood and agreed that the IPO need not include any of the Registrable Securities.

2.            Notwithstanding anything set forth in Section 3(a) and 3(b) of the Registration Rights Agreement, the Company shall have no obligation to cause a registration statement with respect to the Registrable Securities to become effective until (a) 225 days after the date of the final prospectus for the IPO or (b) August 31, 2018 if the IPO is not consummated by June 30, 2018.

3.            Section 3(d) of the Registration Rights Agreement is hereby amended as follows:

Notwithstanding anything otherwise set forth in Section 3(d) or elsewhere in the Registration Rights Agreement, (a) all liquidated damages or other amounts due to the Holders upon a Registration Event are forever waived and discharged if an IPO is consummated on or prior to June 30, 2018, and (b) all payments of liquidated damages or other amounts due by the Company to the Holders are immediately suspended until the “Payment Resumption Date”. The Payment Resumption Date shall mean July 15, 2018. On the Payment Resumption Date, all amounts then due to the Holders under Section 3(d) of the Registration Rights Agreement as if this Amendment had never been entered into shall be due and payable and the Company shall thereafter be required to make additional payments when and if due under Section 3(d) as if this Amendment had never been entered into.

4.            Upon consummation of an IPO on or prior to June 30, 2018, the Company will issue to each Holder who is a signatory hereto and who also has executed and delivered to the Company each of (a) a consent to the amendment of the Company’s Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock and (b) a lock up agreement acceptable to the Company and the underwriters in the IPO a common stock purchase warrant, in substantially the form attached hereto as Exhibit A, entitling the Holder to purchase over a period of five years, a number of shares of the Company’s Common Stock equal to ten percent (10%) of the aggregate number of shares of the Company’s Series A Preferred Stock and Common Stock owned by the Holder at the date of execution of this Agreement (rounded up to the nearest whole share) at a purchase price equal to the initial public offering price of our Common Stock in the IPO if it is consummated. If no IPO is consummated on or prior to June 30, 2018, the Company’s obligation to issue warrants will be null and void.

5.            In the case any provision of this Amendment shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. Other than as specifically set forth herein, all other terms and conditions of the Registration Rights Agreement are and will remain unchanged and in full force and effect.

6.            This Amendment shall be construed and enforced in accordance with the laws of the State of New York without regard to New York conflicts of law principles.

7.            This Amendment may be executed in counterparts (facsimile or other electronic signatures shall be deemed acceptable and binding), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signatures on the next page]

IN WITNESS WHEREOF, each party has executed, or caused to be executed by a duly authorized individual, this Amendment to Registration Rights Agreement as of the date first set forth above.

COMPANY:

MOTUS GI HOLDINGS, INC.

By:
Name:
Title:

HOLDER:

(Printed Name)

(Signature)

(Title, if Holder is not a natural person)

(Name of joint Holder or other person whose signature is required)

(Signature)

(Title, if joint Holder is not a natural person)

[Signature Page to Amendment to Registration Rights Agreement]

EXHIBIT A

FORM OF WARRANT

Exhibit 6

[Form of LOCK-UP AGREEMENT]

[●], 2016

Motus GI Holdings, Inc.
150 Union Square Drive
New Hope, PA 18938

Aegis Capital Corp.

810 Seventh Avenue, 11th Floor
New York, NY 10019

Gentlemen:

Reference is made to the Share Exchange Agreement (the “Share Exchange Agreement”), dated as of December 1, 2016, by and among Motus GI Holdings, Inc., a Delaware corporation (the “Parent”), Motus GI Medical Technology Ltd., an Israeli company (the “Company”), the Stockholders of the Company, and the other parties named therein. Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Share Exchange Agreement. In connection with the Share Exchange Agreement, stockholders of the Company shall receive shares of the Parent’s common stock, par value $0.0001 per share (“Common Stock”) and/or warrants to purchase shares of Common Stock, in consideration for shares and/or warrants of the Company held by them at the effective time of the Transactions as contemplated by the Share Exchange Agreement. In addition, current security holders of the Parent purchased shares of Common Stock in connection with the formation of the Parent. In consideration of the Parent and the Company entering into the Share Exchange Agreement, the undersigned, an officer or director of Parent or holder of 5% or more of Common Stock (after giving effect to the closing of the Transactions and the initial closing of the PPO, as defined below), hereby agrees as follows:

1.          The undersigned hereby covenants and agrees, except as provided herein, during the Lockup Period (as defined below) not to (a) offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or (b) transfer title to any of the shares of Common Stock acquired by the undersigned pursuant to, and in connection with, the Share Exchange Agreement and/or the formation of the Parent (the “Pre-PPO Shares”), which includes any shares of Common Stock acquired by the undersigned upon the exercise of any Purchaser Warrants acquired by the undersigned pursuant to the Share Exchange Agreement, in each case during the period commencing on the Closing Date (as defined in the Share Exchange and ending twelve (12) months following the effective date of a registration statement inter alia, the shares of Common Stock issued in connection with the private placement offering (the “PPO”) contemplated by the Share Exchange Agreement (the “Lockup Period”), without the prior written consent of the Parent and Aegis Capital Corp. (“Aegis”). Any of the transactions forth in this Section 1(a) or (b) above is hereinafter referred to as a “Prohibited Sale.” Notwithstanding the foregoing, the undersigned shall be permitted from time to time during the Lockup Period, without the prior written consent of the Parent and Aegis, as applicable, (i) to engage in transactions in connection with the undersigned’s participation in the Parent’s stock option plans, if any, (ii) to transfer all or any part of the Pre-PPO Shares to any family member, estate planning purposes, or to an affiliate thereof (as such term is defined in Rule 405 under the Securities Act of 1933, as amended), provided that such transferee agrees in writing with the Parent to be bound hereby, or (iii) to participate in any transaction in which holders of Common Stock participate or have the opportunity to participate pro rata, including, without limitation, a merger, consolidation or binding share exchange involving the Parent, a disposition of the Common Stock in connection with the exercise of any rights, warrants or other securities distributed to the Parent’s stockholders, or a tender or exchange offer for the Common Stock, no transaction contemplated by the foregoing clauses (i), (ii) or (iii) shall be deemed a Prohibited Sale for purposes of this Agreement.

2.          This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts or choice of laws thereof.

3.          This Agreement will become a binding agreement among the undersigned as of the Closing Date (as defined in the Share Exchange Agreement). In the event that no closing occurs under the Share Exchange Agreement, this Agreement shall be null and void. This Agreement (and the agreements reflected herein) may be terminated by the mutual agreement of the Parent, Aegis and the undersigned, and if not sooner terminated, will terminate upon the expiration of the Lockup Period. This Agreement may be duly executed by facsimile or electronic transmission via .pdf file and in any number of counterparts, each of which shall be deemed an original, and all of which together shall be deemed to constitute one and the same instrument. Signature pages from separate identical counterparts may be combined with the same effect as if the parties signing such signature page had signed the same counterpart. This Agreement may be modified or waived only by a separate writing signed by each of the parties hereto expressly so modifying or waiving such agreement.

4.          This Lock-Up Agreement constitutes the entire agreement between the parties with regard to the lock up restriction and supersedes any prior understandings, agreements, or representations by or between the parties.

[SIGNATURE PAGE FOLLOWS]

A-2

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. The exchange of copies of this Agreement and of signature pages by facsimile transmission or by e-mail delivery of a “.pdf” or other electronic format data file shall constitute effective execution and delivery of this Agreement as to the parties, shall be deemed to be their original signatures for all purposes and may be used in lieu of the original Agreement for all purposes.

HOLDER:

(Printed Name)

(Signature)

(Title, if Holder is not a natural person)

(Name of joint Holder or other person whose signature is required)

(Signature)

(Title, if joint Holder is not a natural person)